June 10, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 131 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 132 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To merge the JNL/Mellon Capital Dow Jones U.S. Contrarian Opportunities Index Fund into the JNL/Mellon Capital S&P 400 MidCap Index Fund, effective September 21, 2015.

2) To merge the JNL/Franklin Templeton Natural Resources Fund of the Jackson Variable Series Trust into the JNL BlackRock Commodity Securities Strategy Fund.

3) To remove the commodities sleeve from the JNL/BlackRock Commodity Securities Strategy Fund and rename the fund the JNL/BlackRock Natural Resources Fund.

4) To change the name of the JNL/AllianceBernstein Dynamic Asset Allocation Fund to the JNL/AB Dynamic Asset Allocation Fund, effective September 21, 2015.

5) To change the Investment Sub-Adviser for the JNL/Eagle Small Cap Equity Fund and change the name of the fund to the JNL Multi-Manager Small Cap Growth Fund[1], effective September 21, 2015.

6) To change the Investment Sub-Adviser for the JNL/Franklin Templeton Small Cap Value Fund and change the name of the fund to the JNL Multi-Managers Small Cap Value Fund[2], effective September 21, 2015.

7) To change the Investment Sub-Adviser for the JNL/JPMorgan International Value Fund and change the name of the fund to the JNL/Causeway International Value Select Fund[3], effective September 21, 2015.

8) To add the following new fund and respective new Investment Sub-Adviser, effective September 21, 2015: JNL/DoubleLine Shiller Enhanced CAPE Fund[4].

9) To change the investment strategy for the JNL/Mellon Capital Small Cap Index Fund.

10) To reflect other changes.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

June 10, 2015

U.S. Securities and Exchange Commission	Via E-Mail
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary